FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

03 September 2008

File no. 0-17630

Senior Management Change

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Senior Management Change

                                                                                                                                                                   ;                                                                                                                           N E W S  R E L E A S E

3 September 2008

CRH APPOINTS
EUROPE
 MATERIALS
 MANAGING DIRECTOR DESIGNATE

CRH plc, the international building materials group, announces the appointment of Mr. Henry Morris as CRH Europe Materials Managing Director Designate. Mr. Morris will succeed Mr. Albert Manifold who, as previously announced, takes up the role of Group Chief Operating Officer at the beginning of January 2009.

Mr. Morris, aged 54, is an engineer and MBA. He

initially joined CRH in 1975, and held a number of technical, commercial and management positions before leaving the Group in 1993. He rejoined CRH Europe Materials in 2001 as Regional Director for
Switzerland
,
Finland
 and the Baltic region and was appointed Chief Operating Officer CRH Europe Materials at the beginning of February 2007.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  03 September 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director